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EXHIBIT 3

Management's Discussion and Analysis of Results of Operations and Financial Position

For the three month period and year ended December 31, 2013

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. (collectively "Granite" or the "Trust") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of the Trust for the three month period and year ended December 31, 2013. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2013. This MD&A is prepared as at March 5, 2014. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2013 can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Effective January 1, 2013, Granite adopted International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board as the basis of financial reporting commencing with our interim financial statements for the three month period ended March 31, 2013 and using January 1, 2012 as our transition date. Accordingly, financial data provided in this MD&A for the three month period and year ended December 31, 2013 has been prepared in accordance with IFRS. Fiscal 2012 comparative results have also been reported under IFRS.

In this MD&A, unless otherwise specified or the context otherwise indicates, "Granite", the "Trust", "we", "us" and "our" refer to Granite REIT and Granite REIT Inc. combined and their subsidiaries, for periods subsequent to January 3, 2013 and to Granite Real Estate Inc. and its subsidiaries, as predecessor entities, for periods on or prior to January 3, 2013.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 32.0 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as our largest tenant, together with tenants from other industries.

Granite's investment properties consist of income-producing properties, properties and land under development as well as land held for development (see "INVESTMENT PROPERTIES"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics properties, product development and engineering centres and test facilities in 9 countries: Canada, the United States, Mexico, Austria, Germany, the Netherlands, the Czech Republic, the United Kingdom and Spain. The lease payments are primarily denominated in three currencies: the Cdn. dollar, the U.S. dollar and the euro.

SIGNIFICANT MATTERS

Acquisitions

The Trust completed the following acquisitions during the year ended December 31, 2013:

On February 13, 2013, the Trust acquired a 90% interest in two income-producing multipurpose industrial properties located in Logan, New Jersey and Savannah, Georgia consisting of 0.7 million square feet for approximately $36.6 million. The acquisition was funded through a combination of cash of $14.8 million, which was substantially sourced from Granite's credit facility, and first mortgage debt of $21.4 million representing Granite's proportionate share of the total first mortgage debt on the two properties. The purchase price includes a future contingent consideration payment estimated at $0.4 million which is expected to be settled in cash on or about February 13, 2018. The remaining 10% interest is owned by

2 Granite REIT 2013

Dermody Properties LLC ("Dermody"). The annualized lease payments for the two properties are $3.4 million at December 31, 2013 (see "LEASING PROFILE — Annualized Lease Payments").

On April 15, 2013, the Trust acquired a 90% interest in development lands located in Bethel Township, Berks County, Pennsylvania for approximately $8.9 million. The purchase price includes $7.2 million funded from cash on hand and a future contingent consideration payment estimated at $1.7 million which is expected to be settled in cash on or about April 15, 2018. The lands, consisting of approximately 89.2 acres, are located within a high quality new business park and are fully improved, entitled and zoned for 0.8 million square feet of industrial, warehouse and distribution use. The lands may be developed on a speculative basis by Granite and Dermody who owns the remaining 10% interest.

On May 8, 2013, the Trust acquired a 90% interest in a 35.9 acre land site located in Shepherdsville, Kentucky for approximately $7.3 million. The purchase price includes $6.1 million paid in cash, which was funded using Granite's credit facility and a future contingent consideration payment estimated at $1.2 million which is expected to be settled in cash on or about May 8, 2018. The site is being developed into a 0.6 million square foot multipurpose facility on a speculative basis by Granite and Dermody who owns the remaining 10% interest (see "INVESTMENT PROPERTIES — Properties and Land Under Development").

On May 10, 2013, the Trust acquired a 95% interest in a 0.3 million square foot income-producing multipurpose industrial property located in Portland, Oregon for approximately $21.1 million. The acquisition was funded through a combination of cash of $8.7 million, which was drawn from Granite's credit facility, and first mortgage debt of $12.1 million representing Granite's proportionate share of the total first mortgage debt on the property. The purchase price includes a future contingent consideration payment estimated at $0.3 million which is expected to be settled in cash on or about May 10, 2018. The remaining 5% interest is owned by Dermody. The annualized lease payments for this acquisition are $1.7 million at December 31, 2013.

On August 9, 2013, the Trust purchased a 0.6 million square foot logistics-distribution facility in West Chester, Ohio for a purchase price of $21.5 million. The acquisition was funded through a combination of a draw from Granite's credit facility and cash on hand. The property includes 11.0 acres of expansion/development land. The annualized lease payment for this property is $1.8 million at December 31, 2013.

During the fourth quarter of 2013, the Trust acquired a European portfolio consisting of 2.5 million square feet in four logistics-distribution income-producing properties located in Germany and three logistics-distribution income-producing properties located in the Netherlands. The Trust acquired six of the properties on October 16, 2013 and the remaining property was acquired on November 1, 2013. The aggregate purchase price of $179.2 million, excluding acquisition costs, was primarily funded using proceeds from the issuance of debentures and a corresponding cross currency interest rate swap (see "SIGNIFICANT MATTERS — Series 1 Senior Debentures"). All of the properties are fully occupied and annualized lease payments for the German and Netherlands portfolios are $16.6 million at December 31, 2013.

On November 27, 2013, the Trust acquired a 0.1 million square foot logistics-distribution facility in Germany for $9.5 million, excluding acquisition costs. The acquisition was funded with proceeds from the issuance of debentures and a corresponding cross currency interest rate swap (see "SIGNIFICANT MATTERS — Series 1 Senior Debentures"). The annualized lease payment for this property is $0.8 million at December 31, 2013.

Series 1 Senior Debentures

On October 2, 2013, Granite REIT Holdings Limited Partnership, a wholly owned subsidiary of Granite, issued at par $200.0 million of 4.613% Series 1 senior debentures ("2018 Debentures") due October 2, 2018. Interest on the 2018 Debentures is payable semi-annually in arrears on April 2 and October 2 of each year, commencing on April 2, 2014. The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite and certain of its subsidiaries.

On October 7, 2013, the Trust entered into a cross currency interest rate swap to exchange the $200.0 million proceeds and 4.613% interest payments from the 2018 Debentures to euro 142.3 million at 3.56%. Under the terms of the swap, the Trust will repay the principal proceeds received of euro 142.3 million for $200.0 million

Granite REIT 2013 3

on October 2, 2018. The proceeds from the 2018 Debentures and corresponding cross currency interest rate swap were used to finance the European acquisitions.

Completion of REIT Conversion

Effective January 3, 2013, Granite completed its conversion from a corporate structure to a stapled unit REIT structure.

The conversion to a REIT was implemented pursuant to a court approved plan of arrangement under the Business Corporations Act (Quebec). Under the plan of arrangement, all of the common shares of Granite Real Estate Inc. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite REIT Inc. Effective January 4, 2013, the stapled units started trading on the Toronto Stock Exchange under the symbol "GRT.UN" and on the New York Stock Exchange under the symbol "GRP.U". Granite REIT and Granite REIT Inc. are reporting issuers under Canadian provincial and territorial securities laws and file reports with the United States Securities & Exchange Commission (the "SEC") under U.S. securities laws and, through Granite REIT Holdings Limited Partnership and its subsidiaries, are carrying on the business previously conducted by Granite Real Estate Inc. The assets, liabilities and operations of the new combined stapled unit structure are comprised of all the assets, liabilities and operations of Granite Real Estate Inc.

Transition to International Financial Reporting Standards

The Trust adopted IFRS as its basis of financial reporting effective for the first quarter of 2013. The Trust's reporting under the IFRS accounting framework has had a significant impact on the combined financial statements. IFRS is premised on a conceptual framework similar to United States generally accepted accounting principles ("U.S. GAAP"); however, significant differences exist in certain areas of recognition, measurement and disclosure. While adoption of IFRS has not had an impact on the Trust's reported net cash flows, there have been material impacts on the combined balance sheets and statements of income, which are discussed further in "TRANSITION TO IFRS — KEY CHANGES". In particular, Granite's balance sheets reflect the revaluation of all of its investment properties to fair value.

Foreign Currencies

Fluctuations in the Cdn. dollar's value relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At December 31, 2013, approximately 71% of Granite's rental revenues are denominated in currencies other than the Cdn. dollar (see "LEASING PROFILE — Annualized Lease Payments"). As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the financial results.

The following table reflects the changes in the average exchange rates during the three month periods and years ended December 31, 2013 and 2012, as well as the exchange rates as at December 31, 2013, September 30, 2013 and December 31, 2012, between the most common currencies in which the Trust conducts business and the Cdn. dollar.

	Average Exchange Rates
	Three Months Ended December 31,			Year Ended December 31,
	2013	2012	Change	2013	2012	Change
1 U.S. dollar equals Cdn. dollars	1.050	0.991	6%	1.030	0.999	3%
1 euro equals Cdn. dollars	1.430	1.286	11%	1.369	1.285	7%

4 Granite REIT 2013

	Exchange Rates as at
	December 31, 2013	September 30, 2013	Change from September 30, 2013	December 31, 2012	Change from December 31, 2012
1 U.S. dollar equals Cdn. dollars	1.064	1.029	3%	0.995	7%
1 euro equals Cdn. dollars	1.466	1.392	5%	1.312	12%

The results of operations and financial position of all U.S. and most European operations are translated into Cdn. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Trust's revenues, expenses, income, assets and liabilities. From time to time, Granite may enter into derivative financial arrangements for currency hedging purposes, but the Trust's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where significant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development. The fair values of the investment properties are as follows:

	December 31, 2013	December 31, 2012
Income-producing properties	$2,325.6	$1,941.9
Properties and land under development	18.1	1.8
Land held for development	8.2	—

Investment properties	$2,351.9	$1,943.7

During the year ended December 31, 2013, investment properties increased by $408.2 million primarily as a result of (i) an increase of $286.1 million due to the acquisition of properties, (ii) an increase of $136.4 million due to foreign exchange movements which included $102.0 million from the strengthening of the euro against the Cdn. dollar and $34.4 million from the strengthening of the U.S. dollar against the Cdn. dollar and (iii) capital expenditures totalling $28.0 million. These increases were partially offset by (i) net fair value losses of $25.2 million which resulted from changes described below and (ii) as part of a strategic repositioning of our property portfolio, the disposal of four properties located in Canada, the United States, the United Kingdom and Poland for gross proceeds of $17.4 million.

During the year ended December 31, 2013, net fair value losses totalled $25.2 million and consisted primarily of (i) changes in leasing assumptions and in the amount or timing of cash flows and (ii) a loss attributed to the Mexican property portfolio partially offset by discount and terminal capitalization rate compression relating to properties in Canada and the United States. During the third quarter of 2013, Granite entered into a non-binding letter of intent (the "LOI") for the sale to Magna of Granite's portfolio of Mexican properties currently leased to Magna for a purchase price of U.S. $105.0 million. This information, together with management's reassessment of the Mexican real estate market for industrial properties using current market data and assumptions, resulted in the recording of a fair value loss.

On March 5, 2014, Granite entered into an asset purchase agreement with Magna for the sale to Magna of Granite's portfolio of Mexican properties for a purchase price of U.S. $105.0 million. The sale is subject to the satisfaction of several closing conditions, some of which involve action by government entities in Mexico. The Mexican portfolio represents approximately 2.4 million square feet and annualized lease payments of $14.0 million at December 31, 2013.

Granite REIT 2013 5

Income-Producing Properties

At December 31, 2013, Granite had over 100 income-producing properties representing approximately 32.0 million square feet of rentable space. The portfolio also includes some office buildings that comprise 1% of the total square footage of the income-producing properties.

The fair value of the income-producing portfolio by country as at December 31, 2013 and December 31, 2012 was as follows:

	December 31, 2013		December 31, 2012
	Fair Value	Percent of Total	Fair Value	Percent of Total
Canada	$701.1	30%	$707.5	36%
Austria	674.6	29	604.0	31
U.S.	425.2	18	307.3	16
Germany	276.2	12	173.5	9
Mexico	111.7	5	113.0	6
Netherlands	101.5	4	—	—
Other countries	35.3	2	36.6	2

	$2,325.6	100%	$1,941.9	100%

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. In accordance with its policy, the Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but considers the results of such appraisals in arriving at its own conclusions on values. The key valuation metrics for Granite's investment properties are summarized in note 5 to the audited combined financial statements for the year ended December 31, 2013.

On January 2, 2014, the Trust sold an income-producing property located in Germany for gross proceeds of approximately $10.6 million. On February 28, 2014, the Trust sold a 0.1 million square foot income-producing property located in the United States for gross proceeds of approximately $9.8 million to the tenant who began leasing the property in the fourth quarter of 2013.

At December 31, 2013, Granite had six active improvement projects primarily for roof and pavement replacements and one expansion project at its income-producing properties. The total estimated cost of these projects is approximately $10.3 million of which, as at December 31, 2013, $2.1 million had been spent with the remaining cost of the projects expected to be funded during 2014 from cash from operations.

Properties and Land Under Development

At December 31, 2013, the Trust had one property under development: a 35.9 acre land site located at Settlers Point Business Park in Shepherdsville, Kentucky (see "SIGNIFICANT MATTERS — Acquisitions") that is being developed into a 0.6 million square foot multipurpose facility with an estimated cost of construction of approximately $21.9 million, of which $10.0 million had been spent at December 31, 2013. The development is expected to be completed in the second quarter of 2014. On July 25, 2013, the Trust entered into a construction loan for U.S. $17.0 million relating to this project (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debentures Financing"). As at December 31, 2013, $3.3 million has been drawn under this construction loan.

Land Held For Development

In April 2013, Granite acquired an 89.2 acre site located in Bethel Township, Pennsylvania (see "SIGNIFICANT MATTERS — Acquisitions") which is being held for future development.

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LEASING PROFILE

Magna, Our Largest Tenant

At December 31, 2013, Magna is the tenant at 82 (2012 — 89) of Granite's income-producing properties comprising 85% (2012 — 97%) of Granite's annualized lease payments. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

•
the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in our leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite management expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at their expiries.

Annualized Lease Payments(1)

(1)
Annualized lease payments does not have a standardized meaning under IFRS and may not be comparable to similar measures reported by other entities. Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries) anticipated in the upcoming year.

Annualized lease payments represent Granite's total annual rent assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in annualized lease payments as at December 31, 2013. In addition, rents denominated in foreign currencies are converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting

Granite REIT 2013 7

  period (see "SIGNIFICANT MATTERS — Foreign Currencies"). Granite's annualized lease payments as at December 31, 2013 including the change from September 30, 2013 and December 31, 2012 are as follows:

	Three Months Ended December 31, 2013	Year Ended December 31, 2013
Annualized lease payments, beginning of period	$199.6	$185.2
Acquisitions	16.9	23.4
Contractual rent adjustments	0.5	7.2
Completed projects on-stream	—	2.4
Re-leasing	2.8	2.8
Vacancies	(2.4)	(8.5)
Renewals	(1.7)	(3.2)
Disposals	(0.2)	(0.2)
Effect of changes in foreign currency exchange rates	6.4	12.8

Annualized lease payments, as at December 31, 2013	$221.9	$221.9

During the fourth quarter of 2013, annualized lease payments increased by $22.3 million from $199.6 million at September 30, 2013 to $221.9 million at December 31, 2013. The acquisition of the eight income-producing properties in Europe increased annualized lease payments by $16.9 million (see "SIGNIFICANT MATTERS — Acquisitions"). Contractual rent adjustments increased annualized lease payments by $0.5 million including $0.3 million from fixed contractual adjustments on properties representing 0.6 million square feet of leaseable area in Canada and the United States and $0.2 million from Consumer Price Index ("CPI") based increases on properties representing 6.0 million square feet of leaseable area in Germany, Austria and the Czech Republic. The commencement of three new leases to non-Magna tenants for 0.8 million square feet of previously vacated leaseable area in Germany, Canada and the United States increased annualized lease payments by $2.8 million. The strengthening of the euro and U.S. dollar against the Canadian dollar resulted in increases in annualized lease payments of $4.6 million and $1.8 million, respectively.

These increases were partially offset by a $2.4 million decrease related to vacancies; $1.3 million of which reflects the impact of the expected disposal of a 0.2 million square foot property in Germany and $1.1 million due to the non-renewal of three expired leases for properties in the United States, Germany and Austria which have a combined 0.9 million square feet of leaseable area (see "LEASING PROFILE — Leasing Activity"). Annualized lease payments were also negatively impacted by a net $1.7 million due to the renewal of five leases representing 2.2 million square feet of leasable area in North America and Europe at market rates which were lower than the expiring lease rates in place and by $0.2 million due to the disposal of a property in Poland.

On a year to date basis, annualized lease payments increased by $36.7 million from $185.2 million at December 31, 2012 to $221.9 million at December 31, 2013. Acquisitions increased annualized lease payments by $23.4 million which includes $16.9 million related to the acquired European portfolio of properties noted above and $6.5 million related to the acquisition of four income-producing properties in the United States (see "SIGNIFICANT MATTERS — Acquisitions"). Contractual rent adjustments increased annualized payments by $7.2 million including CPI based increases totaling $6.3 million on properties representing 17.0 million square feet of leaseable area in North America and Europe and $0.9 million from fixed contractual adjustments on properties representing 2.3 million of leaseable area in Canada, the United States and Mexico. Annualized lease payments were also positively impacted by $2.4 million due to the completion of expansion and improvement projects in Germany, Canada, the Czech Republic and the United States, which added 0.4 million square feet of leaseable area and by $2.8 million due to the commencement of the three new leases of previously vacated space as noted above. Movements in foreign exchange rates resulted in an increase in annualized lease payments of $12.8 million as a result of increases of $9.4 million and $3.4 million due to the strengthening of the euro and U.S. dollar against the Cdn. dollar, respectively.

8 Granite REIT 2013

These increases in annualized lease payments were partially offset by a decrease of $8.5 million related to vacancies, which includes $7.2 million due to the non-renewal of eight leases for 1.3 million square feet of leaseable area in Germany, Austria, Canada and the United States (see "LEASING PROFILE — Leasing Activity") and $1.3 million which reflects the impact of the previously noted disposal in Germany. Renewals negatively impacted annualized lease payments by a net $3.2 million due to the renewal of 10 leases representing 3.0 million square feet of leaseable area in North America and Europe at market rates which were lower than the expiring lease rates in place. As noted above, annualized lease payments for the year ended December 31, 2013 were also negatively impacted by $0.2 million due to the disposal of a property in Poland.

The annualized lease payments by currency at December 31, 2013 and December 31, 2012 were as follows:

	December 31, 2013		December 31, 2012
Euro	$100.9	45%	$76.1	41%
Cdn. dollar	64.0	29	61.9	33
U.S. dollar	55.9	25	46.0	25
Other	1.1	1	1.2	1

	$221.9	100%	$185.2	100%

Leasing Activity

2013 Lease Expiries

For the 2013 fiscal year, there were 28 leases expiring including two leases associated with properties acquired during the year. These lease expiries represent 5.1 million square feet of leaseable area. Eighteen of the expiring leases, representing 2.8 million square feet and annual lease payments of $12.9 million at December 31, 2013 were renewed. Six of the properties with a total square footage of 1.1 million square feet of leaseable area were vacated, subsequently however, three of these properties, representing 0.9 million square feet, were re-leased to new tenants during the year and one property, representing 0.1 million square feet, was sold in the fourth quarter of 2013. In addition, a property representing an aggregate of 0.5 million square feet in Germany was partially disposed of in January 2014 and the remainder will be vacated in mid-2014. Lease renewal negotiations are in progress for the remaining three properties, representing 0.7 million square feet, which continue to be occupied by the respective tenants.

Other Lease Extensions and Renewals

During the year ended December 31, 2013, the lease expiry on a property leased to Magna in Germany was extended from August 28, 2018 to April 30, 2023 in conjunction with an expansion project undertaken to bring the total leaseable area to 0.3 million square feet. In addition, a lease on a property leased to Magna in Austria was extended from December 31, 2017 to December 31, 2022 in conjunction with an upcoming expansion project which will bring the total leaseable area to approximately 0.8 million square feet. On January 30, 2014, a subsidiary of Magna International Inc. agreed to a lease extension at its Thondorf facility in Graz, Austria. The lease expiry for the approximately 3.85 million square foot facility has been extended from December 31, 2017 to January 31, 2024. In connection with the extension, the current rental rate will remain fixed for the balance of the term and Granite will pay a one-time tenant allowance in the amount of euro 25.0 million. In addition, a binding LOI to lease has been signed with respect to a vacant property in Canada representing 0.2 million square feet. The tenant will occupy the property once renovations are complete which is expected to be in the third quarter of 2014.

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Lease Expiration

As at December 31, 2013, Granite's portfolio had a weighted average lease term by square footage of 4.8 years with lease expiries by square footage (in thousands) and related annualized lease payments (in millions) set out in the table below:

		Vacant	2014		2015		2016		2017		2018		2019		2020 and Beyond
	Total Rental Area	Sq Ft	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $
Canada	7,826	253	705	3.4	631	5.1	368	3.4	3,583	37.4	1,243	6.5	143	0.9	900	7.2
U.S.	7,146	407	482	1.8	316	1.2	365	1.2	643	7.3	931	4.2	1,389	10.6	2,613	15.7
Mexico	2,404	143	—	—	68	0.3	—	—	1,097	8.4	589	3.1	—	—	507	2.2
Austria	8,085	88	—	—	81	0.8	299	1.9	4,957	37.1	1,497	11.5	379	3.5	784	8.6
Germany	4,601	62	941	2.5	—	—	965	3.6	—	—	596	4.3	303	1.7	1,734	12.6
Netherlands	1,441	—	—	—	314	2.1	—	—	—	—	—	—	500	3.0	627	4.4
Other	419	—	75	0.7	—	—	—	—	—	—	90	1.1	—	—	254	2.6

Total	31,922	953	2,203	8.4	1,410	9.5	1,997	10.1	10,280	90.2	4,946	30.7	2,714	19.7	7,419	53.3

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for leasehold improvement costs. For the three month period and year ended December 31, 2013, the Trust incurred leasing costs and lease incentives of $1.6 million and $2.2 million, respectively.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2013

Highlights

	Three Months Ended December 31,
(in millions, except per unit/share information)	2013	2012	Change
Statements of Income
Rental revenue and tenant recoveries	$54.7	$45.3	21%
Property operating costs	1.7	2.4	(29%	)
General and administrative	8.2	10.4	(21%	)
Depreciation and amortization	0.1	0.1	—
Interest expense and other financing costs, net	6.7	4.1	63%
Foreign exchange losses (gains), net	0.2	—	N/A

Income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment properties and income taxes(i)	37.8	28.3	34%
Fair value losses on investments properties, net	(29.8)	(41.6)	(28%	)
Fair value gains (losses) on financial instruments	0.2	(0.6)	133%
Acquisition transaction costs	(7.7)	—	N/A
Loss on sale of investment properties	(0.8)	—	N/A

Loss before income taxes	(0.3)	(13.9)	98%
Income tax expense (recovery)	2.1	(28.4)	NM

Net income (loss)	$(2.4)	$14.5	(117%	)

Funds from Operations ("FFO")(ii)	36.5	22.1	65%
Diluted FFO per stapled unit or share(ii)	$0.78	$0.47	66%

NM — not meaningful
N/A — not applicable

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(i)
Income before fair value changes, acquisition transaction costs, gain on the Meadows holdback, loss on sale of investment properties and income taxes is an additional IFRS measure and is referenced as such in the audited combined statements of income for the year ended December 31, 2013. Granite considers income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment properties and income taxes to be a useful measure to evaluate operating performance. This is not a standardized measure under IFRS and accordingly may not be comparable to similar measures reported by other entities.

(ii)
FFO and diluted FFO per stapled unit or share do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities. See "Results of Operations for the Three Months Ended December 31, 2013 — Funds from Operations".

	Three Months Ended December 31,
(in millions)	2013	2012	Change
Cash Flows
Net income (loss)	$(2.4)	$14.5	(117%	)
Items not involving current cash flows	30.3	9.9	206%
Current income tax expense	2.5	6.2	(60%	)
Income taxes paid	(0.4)	(6.1)	93%
Interest expense	6.5	4.1	59%
Interest paid	(7.6)	(7.9)	4%
Change in working capital balances	(0.8)	3.6	(122%	)

Cash provided by operating activities	$28.1	$24.3	16%

Acquisitions	$(179.8)	$—	N/A
Real estate properties and fixed asset additions	(6.4)	(7.4)	14%
Cash provided by other investing activities	6.6	2.5	164%

Cash used in investing activities	$(179.6)	$(4.9)	NM

Distributions or dividends paid	$(24.6)	$(23.4)	5%
Net proceeds from the issuance of debentures and bank indebtedness	190.2	—	N/A
Cash used in other financing activities	(1.5)	—	N/A

Cash provided by (used in) financing activities	$164.1	$(23.4)	NM

NM — not meaningful
N/A — not applicable

Rental Revenue and Tenant Recoveries

Rental revenue for the three month period ended December 31, 2013 increased $9.4 million to $54.7 million from $45.3 million in the prior year period. The change in rental revenue is discussed below:

Rental revenue, three months ended December 31, 2012	$45.3
Contractual rent adjustments	1.9
Completed projects on-stream	0.7
Acquisitions	5.1
Renewals and re-leasing of income-producing properties	(0.6)
Vacancies of income-producing properties	(0.5)
Effect of changes in foreign currency exchange rates	2.7
Other, including straight-line adjustments to rental revenue	0.1

Rental revenue, three months ended December 31, 2013	$54.7

The $1.9 million increase in revenue from contractual rent adjustments includes (i) $0.4 million from annual CPI based increases implemented in 2013 on properties representing 7.5 million square feet of leaseable area, (ii) $1.3 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2012 and 2013 on properties representing 10.6 million square feet of leaseable area, and (iii) $0.2 million from fixed contract adjustments on properties representing 1.8 million square feet of leaseable area.

Granite REIT 2013 11

Completed projects on-stream contributed $0.7 million to rental revenue for the three month period ended December 31, 2013 primarily from the completion of five Magna expansion or improvement projects in Germany, the Czech Republic, Canada and the United States in 2012 and 2013, which added a combined 0.3 million square feet of leaseable area and the completion of an improvement project for a non-Magna tenant in Canada in 2013.

The acquisition of 12 income-producing properties in 2013, representing 4.2 million square feet of leaseable area, contributed $5.1 million to rental revenue for the three month period ended December 31, 2013 (see "SIGNIFICANT MATTERS — Acquisitions").

Renewals and re-leasing had a net $0.6 million negative impact on revenues compared to the prior year period. This decrease was primarily due to the renewal of four leases representing 2.5 million square feet of leaseable area in Germany and Austria, which were negotiated at rental rates lower than the expiring lease rates in place.

Rental revenue for the three month period ended December 31, 2013 was also negatively impacted by $0.5 million due to vacancies resulting from the non-renewal of five expired leases with Magna representing 0.6 million square feet of leaseable area in the United States.

Foreign exchange had a $2.7 million positive impact on reported rental revenue as the weakening of the Cdn. dollar against the euro and U.S. dollar denominated rents resulted in an increase in rental revenue of $2.1 million and $0.6 million, respectively.

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $1.7 million for the three month period ended December 31, 2013 in comparison to $2.4 million in the prior year period. Property costs in the prior year period include $1.6 million in land transfer taxes and related costs incurred with respect to internal reorganizations related to the REIT conversion. Excluding the impact related to the land transfer tax and related costs, property costs increased by $0.9 million due to (i) $0.3 million in property costs recoverable from tenants, which are attributable to properties acquired during 2013, (ii) $0.3 million of professional fees related to lease renewals and re-leasing of properties and (iii) $0.3 million in property related costs associated with the acquired properties in the Netherlands as these costs are not directly recoverable from the tenant but rather are factored into the base rental charge. These increases were partially offset by a $0.2 million decrease in appraisal, environmental and valuation costs associated with our income-producing properties. In 2012, as part of the process of preparing for the REIT conversion, the Trust undertook to appraise and fair value all properties.

General and Administrative Expenses

General and administrative expenses for the three month periods ended December 31, 2013 and 2012 were $8.2 million and $10.4 million respectively. The $2.2 million decrease is primarily due to a $3.7 million decrease in advisory costs associated with the REIT conversion and related internal reorganizations, partially offset by $0.7 million in higher compensation expense and increased professional fees of $0.5 million.

Depreciation and Amortization

Depreciation and amortization expense is related to the amortization of fixed assets relating to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $6.7 million in the three month period ended December 31, 2013 compared to $4.1 million in the prior year period. The increase of $2.6 million is primarily related to $1.9 million of interest and associated costs related to the issuance of the 2018 Debentures (see "SIGNIFICANT MATTERS — Series 1 Senior Debentures") and $0.6 million of additional interest costs

12 Granite REIT 2013

related to outstanding mortgage debts and draws on the revolving credit facility with respect to the acquisitions that occurred in 2013.

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange losses of $0.2 million in the three month period ended December 31, 2013 compared to net foreign exchange losses of less than $0.1 million in the prior year period. The net foreign exchange losses in the fourth quarter of 2013 primarily consist of net realized losses of $0.8 million on derivative financial instruments such as foreign exchange contracts (see note 19 to the audited combined financial statements for the year ended December 31, 2013) partially offset by foreign exchange gains of $0.6 million on certain assets and liabilities denominated in U.S. dollar and euro balances. The net foreign exchange losses in the three month period ended December 31, 2012, are primarily due to $0.3 million of net foreign exchange losses on the re-measurement of certain assets and liabilities of Granite and its subsidiaries that are denominated in U.S. dollars and euros offset by a $0.3 million net realized gain on derivative financial instruments such as foreign exchange forward contracts.

Fair Value Losses on Investment Properties, Net

Net fair value losses on investment properties were $29.8 million and $41.6 million in the three month periods ended December 31, 2013 and 2012, respectively. The net fair value losses in the fourth quarter of 2013 virtually all relate to the Canadian and Austrian portfolios. The declines are primarily attributable to changes in leasing assumptions such as reductions in market rent values used in the discounted cash flow models with the balance relating to the amount or timing of cash flows primarily resulting from capital expenditure projects. There were no significant changes in discount and termination capitalization rates in any of our operating jurisdictions in the fourth quarter of 2013.

The fair value losses in the fourth quarter of 2012 relate primarily to the changes in leasing assumptions such as reductions in market rent values used in the discounted cash flow models and the increase in discount and terminal capitalization rates relating to our properties located in Austria and Germany.

Fair Value Gains (Losses) on Financial Instruments

Granite recognized net fair value gains on financial instruments of $0.2 million in the three month period ended December 31, 2013 compared to net fair value losses of $0.6 million in the prior year period. Net fair value gains for the fourth quarter of 2013 are primarily related to $0.2 million of fair value gains recognized with respect to foreign exchange forward contracts outstanding at the beginning of the period. For the three month period ended December 31, 2012, the net fair value losses were related primarily to foreign exchange forward contracts outstanding at the end of the period (see note 19 to the audited combined financial statements for the year ended December 31, 2013).

Acquisition Transaction Costs

In the fourth quarter of 2013, Granite incurred $7.7 million in acquisition transaction costs. These costs included $6.7 million of land transfer taxes and $1.0 million of legal and administrative costs related to the acquisitions of the European properties that were completed in the fourth quarter of 2013 (see "SIGNIFICANT MATTERS — Acquisitions").

Loss on Sale of Investment Properties

During the three month period ended December 31, 2013, the Trust disposed of an income-producing property located in Poland and two vacant properties located in the United States and the United Kingdom for combined gross proceeds of $6.8 million, and incurred a $0.3 million loss on disposal due to the associated selling costs. In the fourth quarter of 2013, the Trust also incurred $0.5 million in costs related to the sale of an investment property in Germany, which closed in January 2014 and the potential sale of its portfolio of Mexican properties.

Granite REIT 2013 13

Income Tax Expense (Recovery)

The income tax expense for the fourth quarter of 2013 was $2.1 million. This includes (i) a net current tax expense of $1.3 million which relates to foreign operations; and (ii) the recording of $1.2 million of reserves for certain income tax positions taken, partially offset by (i) a deferred tax recovery of $0.4 million that relates to the net changes in the fair values of investment properties, foreign operations, the impact of income tax rate changes and the movement of foreign exchange.

The combined current and deferred effective income tax rate for the fourth quarter of 2013 reflects a $2.1 million provision on a pre-tax loss of $0.3 million which is largely driven by no deferred tax recovery being recorded on the fair value losses attributable to the Canadian properties and the proportion of income attributable to foreign taxable jurisdictions. This compares with an effective income tax rate in the fourth quarter of 2012 of a recovery of $28.4 million on a pre-tax loss of $13.9 million largely driven by the deferred tax recovery recorded in Canada of approximately $22.9 million related to a REIT reorganization step taken in that quarter. Also, relative to 2012 when Granite was a corporation, the effective tax rate for the three months ended December 31, 2013 is favourably impacted due to the REIT conversion, which results in a significantly lower income tax expense in Canada and marginal state current income tax being recorded in the United States.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various subsidiary entities. Income tax related legislative changes, including withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities, the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income (Loss)

Net loss was $2.4 million in the three month period ended December 31, 2013 in comparison to net income of $14.5 million in the prior year period. The decrease in net income of $16.9 million was primarily due to a decrease in deferred tax recovery of $34.2 million and $7.7 million in acquisition transaction costs, partially offset by an $11.8 million decrease in the fair value loss on investment properties, a $9.4 million increase in rental revenue and a $3.7 million decrease in current tax expense.

Funds From Operations

	Three Months Ended December 31,
(in thousands, except per unit/share information)	2013	2012	Change
Net income (loss) attributable to stapled unitholders or common shareholders	$(2,599)	$14,466	(118%	)
Add (deduct):
Fair value losses on investment properties	29,820	41,565	(28%	)
Fair value losses (gains) on financial instruments	(216)	585	(137%	)
Acquisition transaction costs	7,751	—	N/A
Loss on sale of investment properties	794	—	N/A
Deferred income taxes	813	(34,545)	NM
Non-controlling interests relating to the above	107	—	N/A

Funds from Operations ("FFO")	$36,470	$22,071	65%

Basic and diluted FFO per stapled unit or share	$0.78	$0.47	66%

Basic number of stapled units or common shares outstanding	46,942	46,833

Diluted number of stapled units or common shares outstanding	46,957	46,866

Granite determines FFO using the definition prescribed by the Real Estate Property Association of Canada ("REALPAC"). Granite considers FFO to be a meaningful supplemental measure of operating performance. However, FFO should not be construed as an alternative to net income or cash flows provided by operating

14 Granite REIT 2013

activities determined in accordance with IFRS. FFO and basic and diluted FFO per stapled unit or share are measures widely used by analysts and investors in evaluating the operating performance of real estate entities. However, FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities.

The $14.4 million increase in FFO compared to the prior year period is primarily due to increased rental revenue of $9.4 million and lower current tax expense of $3.7 million.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013

Highlights

	Years Ended December 31,
(in millions, except per unit/share information)	2013	2012	Change
Rental revenue and tenant recoveries	$203.2	$181.1	12%
Income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment properties and income taxes(i)	149.3	128.6	16%
Net income attributable to stapled unitholders or common shareholders	145.0	149.8	(3%	)
Funds from Operations ("FFO")(ii)	138.3	109.9	26%
Comparable FFO(iii)	142.5	109.9	30%
Diluted FFO per stapled unit or share(ii)	$2.95	$2.34	26%
Diluted comparable FFO per stapled unit or share(iii)	$3.04	$2.34	30%
(i)
Income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment properties and income taxes is an additional IFRS measure and is referenced as such in the audited combined statements of income for the year ended December 31, 2013. Granite considers income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment properties and income taxes to be a useful measure to evaluate operating performance. This is not a standardized measure under IFRS and accordingly may not be comparable to similar measures reported by other entities.

(ii)
FFO and diluted FFO per stapled unit or share do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities. See "Results of Operations for the Year Ended December 31, 2013 — Funds from Operations".

(iii)
Excludes $4.2 million ($0.09 per stapled unit) of net withholding taxes paid in the second quarter of 2013 related to the repatriation of prior years' earnings from foreign jurisdictions. See "Results of Operations for the Year Ended December 31, 2013 — Funds from Operations".

(in millions, except number of properties)	December 31, 2013	December 31, 2012	Change
Number of income-producing properties	112	104	8%
Leaseable area (sq. ft.)	31.9	28.0	14%
Annualized lease payments ("ALP")	$221.9	$185.2	20%
Investment properties, fair value	$2,351.9	$1,943.7	21%

Rental Revenue and Tenant Recoveries

Rental revenue for the year ended December 31, 2013 increased $22.1 million to $203.2 million from $181.1 million in the prior year period. The change in rental revenue is discussed below:

Rental revenue, year ended December 31, 2012	$181.1
Contractual rent adjustments	6.6
Completed projects on-stream	3.0
Acquisitions	8.6
Renewals and re-leasing of income-producing properties	(1.3)
Vacancies and disposals of income-producing properties	(1.3)
Effect of changes in foreign currency exchange rates	6.2
Other, including straight-line adjustments to rental revenue	0.3

Rental revenue, year ended December 31, 2013	$203.2

Granite REIT 2013 15

The $6.6 million increase in revenue from contractual rent adjustments includes (i) $1.7 million from annual CPI based increases implemented in 2013 on properties representing 7.5 million square feet of leaseable area, (ii) $4.4 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2012 and 2013 on properties representing 11.3 million square feet of leaseable area, and (iii) $0.5 million from fixed contract adjustments on properties representing 2.3 million square feet of leaseable area.

The completion of eight Magna expansion or improvement projects in Austria, Germany, the Czech Republic, Canada and the United States in 2012 and 2013, and one non-Magna improvement project in Canada, which added a combined 0.6 million square feet of leaseable area, contributed $3.0 million to rental revenue for the year ended December 31, 2013.

The acquisition of 12 income-producing properties in 2013, representing 4.2 million square feet of leaseable area, contributed $8.6 million to rental revenue for the year ended December 31, 2013 (see "SIGNIFICANT MATTERS — Acquisitions").

Renewals and re-leasing had a $1.3 million net negative impact on revenues compared to the prior year period. This decrease was primarily due to the renewal of nine leases representing 3.5 million square feet of leaseable area in Canada, the United States, Mexico, Germany and Austria, which were negotiated at rental rates lower than the expiring lease rates in place.

Rental revenue for the year ended December 31, 2013 was also negatively impacted by $1.3 million primarily due to a non-Magna tenant vacating a 0.3 million square foot facility in the United Kingdom and vacancies resulting from the non-renewal by Magna of five expired leases representing 0.6 million square feet of leaseable area in the United States.

Foreign exchange had a $6.2 million positive impact on reported rental revenues as the weakening of the Cdn. dollar against the euro and U.S. dollar denominated rents resulted in an increase in rental revenue of $4.8 million and $1.4 million, respectively.

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses were $5.6 million for both of the years ended December 31, 2013 and 2012. As previously noted, property costs for the prior year period include $1.6 million of land transfer taxes and other related costs associated with internal reorganizations related to the REIT conversion. Excluding the impact of these costs, property costs increased by $1.6 million primarily due to (i) $1.1 million in property costs recoverable from tenants, which are attributable to three of the properties acquired during 2013, (ii) $0.7 million of professional fees related to lease renewals and re-leasing of properties and (iii) $0.7 million related to higher repairs and maintenance costs and realty taxes incurred with respect to vacant and acquired properties in the Netherlands. These increases were partially offset by a $1.0 million decrease in appraisal, environmental and valuation costs compared to the prior year period. In 2012, as part of the process of preparing for the REIT conversion, the Trust undertook to appraise and fair value all properties.

General and Administrative Expenses

General and administrative expenses decreased by $3.7 million to $27.3 million in the year ended December 31, 2013 from $31.0 million in the prior year period. General and administrative expenses for the year ended December 31, 2013 include $2.5 million of advisory costs relating to the REIT conversion and related internal reorganizations. General and administrative expenses for the year ended December 31, 2012 include $7.9 million of advisory costs related to the REIT conversion and $0.3 million of employee termination expense. Excluding the impact of the advisory costs and the employee termination expense, general and administrative expenses increased by $2.0 million primarily due to higher compensation expense and professional fees.

16 Granite REIT 2013

Depreciation and Amortization

Depreciation and amortization expense increased by $0.2 million and resulted from the amortization of fixed assets relating to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $20.6 million in the year ended December 31, 2013 compared to $15.9 million in the prior year period. The increase of $4.7 million is comprised of the previously noted $1.9 million of interest and associated costs related to the issuance of the 2018 Debentures (see "SIGNIFICANT MATTERS — Series 1 Senior Debentures"), $1.9 million of additional interest costs related to the outstanding mortgage debts and draws on the revolving credit facility with respect to the acquisitions that occurred in 2013, $0.2 million in amortization of deferred financing costs related to a credit facility which was replaced in February 2013, a $0.4 million decrease in capitalized interest due to fewer capital projects in 2013 and a $0.2 million decrease in interest income.

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange losses of less than $0.1 million in the year ended December 31, 2013 compared to net foreign exchange gains of $0.2 million in the prior year period. Net foreign exchange losses for the year ended December 31, 2013 included a $1.2 million realized foreign exchange loss on derivative financial instruments such as foreign exchange forward contracts, offset by $1.2 million in net foreign exchange gains primarily related to the weakening of the Cdn. dollar on the re-measurement of certain assets and liabilities of Granite and its subsidiaries that are denominated in U.S. dollars and euros. The net foreign exchange gains in the year ended December 31, 2012 are primarily due to a $0.9 million net realized gain on derivative financial instruments such as foreign exchange forward contracts, partially offset by $0.7 million of net foreign exchange losses on the re-measurement of certain assets and liabilities of Granite and its subsidiaries that are denominated in U.S. dollars and euros.

Fair Value Losses (Gains) on Investment Properties, Net

Net fair value losses on investment properties were $25.2 million in the year ended December 31, 2013 compared to net fair value gains on investment properties of $33.3 million in the prior year period. The net fair value losses in the year ended December 31, 2013 primarily resulted from (i) changes in leasing assumptions relating to market rent values used in the discounted cash flow models, recent lease renewals and the amount or timing of cash flows primarily attributable to capital expenditures and (ii) a net fair value loss attributed to the Mexican portfolio (see "INVESTMENT PROPERTIES") partially offset with discount and terminal capitalization rate compression in Canada and the United States.

The fair value gains in the year ended December 31, 2012 primarily resulted from the compression in discount and terminal capitalization rates across the entire portfolio with the most significant gains occuring in Canada and Europe. The fair value of investment properties at January 1, 2012 and December 31, 2012 represent a weighted average terminal capitalization rate (defined as terminal capitalization rate weighted on investment property fair value) of 8.87% and 8.66%, respectively, and a weighted average discount rate (defined as discount rate weighted on investment property fair value) of 8.91% and 8.70%, respectively.

Fair Value Gains (Losses) on Financial Instruments

Granite recognized net fair value gains on financial instruments of $0.1 million in the year ended December 31, 2013 compared to fair value losses of $0.4 million in the prior year period. Net fair value gains for the year ended December 31, 2013 related to the increase in fair value of the interest rate caps associated with the mortgages payable. Net fair value losses for the year ended December 31, 2012 were related to foreign exchange forward contracts outstanding at the end of the period (see note 19 to the audited combined financial statements for the year ended December 31, 2013).

Granite REIT 2013 17

Acquisition Transaction Costs

In the year ended December 31, 2013, Granite incurred $14.2 million in acquisition transaction costs. These costs included $12.1 million of land transfer taxes and $2.1 million for legal and other administrative costs related to the acquisitions made in Europe and the United States that were all accounted for as business combinations (see "SIGNIFICANT MATTERS — Acquisitions").

Gain on Meadows Holdback

In the first quarter of 2013, the Trust entered into a settlement agreement pursuant to which the Trust has received U.S. $5.0 million relating to a holdback receivable of a former subsidiary's sale of a property in 2006. The settlement proceeds comprised a cash payment of U.S. $1.5 million and a non-interest bearing promissory note of U.S. $3.5 million payable in U.S. $0.5 million monthly instalments which commenced March 31, 2013 and concluded with the final installment received in October 2013.

Loss on Sale of Investment Properties

In 2013, the Trust disposed of an income-producing property located in Poland and three vacant properties located in Canada, the United States and the United Kingdom for combined gross proceeds of $17.4 million, and incurred a $0.6 million loss on disposal due to the associated selling costs. The Trust also incurred $0.5 million in costs related to the sale of an investment property in Germany, which closed in January 2014 and the potential sale of its portfolio of Mexican properties.

Income Tax Expense (Recovery)

The net income tax recovery for the year ended December 31, 2013 was $31.3 million and primarily comprised of (i) a reversal of $41.9 million of the Canadian deferred tax liabilities recorded prior to the January 3, 2013 REIT conversion; and (ii) a net $0.2 million recovery of other items including the change in previously unrecognized tax benefits, the settlement of tax examinations in Canada, Germany and the United States which were recorded in the first and third quarters of 2013 and the recording of reserves for certain income tax positions taken in the fourth quarter. These recoveries were partially offset by (i) $3.2 million of net deferred tax expense related to the net changes in the fair values of investment properties, foreign operations, the impact of income tax rate changes, and the movement of foreign exchange; and (ii) $6.5 million of current tax expense related to foreign operations.

Significantly impacting the current tax expense and deferred tax recovery was a $4.2 million net withholding tax payment made in the second quarter primarily related to a large repatriation of tax paid earnings of prior years from foreign operations that was offset by the reversal of the deferred tax expense recorded in prior periods resulting in no impact to total tax expense for the year ended December 31, 2013. A repatriation of tax paid earnings from foreign operations of this magnitude is not expected to recur.

Excluding the deferred tax reversals of $41.9 million noted above and $22.9 million in the fourth quarter of 2012, the combined current and deferred income tax expense for the years ended December 31, 2013 and 2012 was $10.6 million, representing an effective tax rate of 9% and $34.6 million, representing an effective tax rate of 21%, respectively. The effective tax rate is lower for the year ended December 31, 2013 primarily due to the REIT conversion, which results in a significantly lower income tax expense in Canada and only some state current income tax being recorded in the United States.

As previously noted, the Trust is structured with the objective of optimizing after-tax distributions it receives from its various subsidiary entities. Income tax related legislative changes, including withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities, the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income

Net income was $145.3 million in the year ended December 31, 2013 in comparison to $149.8 million in the prior year period. The decrease of $4.5 million was primarily due to the net fair value losses on investment properties of $25.2 million compared to a $33.3 million net fair value gain in the prior year period, $14.2 million

18 Granite REIT 2013

in acquisition transaction costs, $4.7 million in additional net interest expense and a $1.1 million loss on sale of investment properties, partially offset by a decrease in deferred income taxes of $34.9 million which includes the reversal of $41.9 million in Canadian deferred income tax liabilities as a result of converting to a REIT on January 3, 2013, a $22.1 million increase in rental revenue, a $8.2 million decrease in current income taxes, a $5.1 million gain on the settlement of the Meadows holdback and a $3.7 million decrease in general and administrative expenses.

Funds From Operations

	Years Ended December 31,
(in thousands, except per unit/share information)	2013	2012	Change
Net income attributable to stapled unitholders or common shareholders	$145,031	$149,756	(3%	)
Add (deduct):
Fair value losses (gains) on investment properties	25,224	(33,343)	176%
Fair value losses (gains) on financial instruments	(72)	359	(120%	)
Gain on Meadows holdback	(5,143)	—	N/A
Acquisition transaction costs	14,246	—	N/A
Loss on sale of investment properties	1,122	21	NM
Deferred income taxes	(42,018)	(6,923)	NM
Non-controlling interests relating to the above	(105)	(15)	NM

Funds from Operations ("FFO")	$138,285	$109,855	26%

Net withholding tax payment	4,220	—	N/A

Comparable FFO	$142,505	$109,855	30%

Basic and diluted FFO per stapled unit or share	$2.95	$2.34	26%

Basic and diluted comparable FFO per stapled unit or share	$3.04	$2.34	30%

Basic number of stapled units or common shares outstanding	46,925	46,855

Diluted number of stapled units or common shares outstanding	46,949	46,876

NM — not meaningful
N/A — not applicable

As noted earlier in this MD&A, Granite determines FFO using the definition prescribed by REALPAC (see — "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 — Funds from Operations").

Comparable FFO for the year ended December 31, 2013 excludes $4.2 million of current tax expense associated with net withholding taxes paid in the second quarter of 2013 largely related to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post REIT conversion. These withholding taxes were accounted for as a deferred tax expense in prior years, the vast majority of which pertain to periods prior to 2012, and therefore the impact to the current tax expense was offset by the reversal of the prior year deferred tax accrual resulting in no impact to total tax expense. As the net $4.2 million withholding tax payment is a result of a significant repatriation that is not expected to recur at a similar level of magnitude, it has been added to FFO to arrive at a comparable FFO amount to prior periods. Comparable FFO increased $32.6 million compared to the prior year period primarily due to increased rental revenue of $22.1 million, a reduction in general and administrative expense of $3.7 million and lower current income tax expense of $12.2 million partially offset by a $4.7 million increase in net interest expense.

Granite REIT 2013 19

LIQUIDITY AND CAPITAL RESOURCES

Granite generated cash flows from operations of $28.1 million and $127.9 million in the three month period and year ended December 31, 2013, respectively. At December 31, 2013, the Trust had cash and cash equivalents of $95.5 million and unitholders' equity of $1.7 billion.

Cash Flows

Three Months Ended December 31, 2013

Operating Activities

	Three Months Ended December 31,
(in millions)	2013	2012	Change
Cash Flows
Net income (loss)	$(2.4)	$14.5	(117%	)
Items not involving current cash flows	30.3	9.9	206%
Current income tax expense	2.5	6.2	(60%	)
Income taxes paid	(0.4)	(6.1)	93%
Interest expense	6.5	4.1	59%
Interest paid	(7.6)	(7.9)	4%

Cash from operations before changes in working capital balances	28.9	20.7	40%
Change in working capital balances	(0.8)	3.6	(122%	)

Cash provided by operating activities	$28.1	$24.3	16%

Cash generated from operations before changes in working capital balances increased $8.2 million to $28.9 million in the fourth quarter of 2013 compared to $20.7 million in the prior year period. The increase is primarily due to increased rental revenue of $9.4 million and lower income taxes paid of $5.7 million partially offset by $7.7 million in acquisition transaction costs.

The change in working capital balances resulted in a use of cash of $0.8 million in the fourth quarter of 2013. The change in working capital for the three month period ended December 31, 2013 comprised a decrease in accounts payable and other accrued liabilities of $1.6 million, primarily due to the payment of acquisition costs partially offset by a $0.8 million decrease in accounts receivable primarily due to the receipt of VAT receivable related to a completed expansion project in Germany.

In the fourth quarter of 2012, the change in working capital balances generated cash of $3.6 million primarily due to a $2.6 million increase in accounts payable and other accrued liabilities primarily related to professional fee accruals relating to the REIT conversion and a $2.0 million increase in deferred revenue due to timing of rental receipts partially offset by a $1.2 million increase in accounts receivable primarily due to funds receivable from a non-Magna tenant with respect to a capital project.

Investing Activities

Investing activities for the three month period ended December 31, 2013 used cash of $179.6 million, which was primarily a result of $179.8 million of cash payments related to acquisitions and investment property additions of $6.1 million partially offset by net proceeds of $6.6 million on the disposal of investment properties. Cash used in investing activities for the fourth quarter of 2012 of $4.9 million was primarily due to investment property additions of $7.2 million and fixed asset additions of $0.2 million, partially offset by proceeds from an unsecured note receivable of $2.5 million.

Financing Activities

Cash generated by financing activities for the three month period ended December 31, 2013 of $164.1 million was primarily related to $200.0 million of proceeds received from the issuance of the 2018 Debentures partially offset by distribution payments of $24.6 million, repayment of bank indebtedness of $9.8 million and $1.7 million of financing costs paid with respect to the 2018 Debentures. Cash used in financing activities for the three month period ended December 31, 2012 related to dividend payments of $23.4 million.

20 Granite REIT 2013

Year Ended December 31, 2013

Operating Activities

	Years Ended December 31,
(in millions)	2013	2012	Change
Cash Flows
Net income	$145.3	$149.8	(3%	)
Items not involving current cash flows	(16.5)	(34.8)	53%
Current income tax expense	10.5	18.7	(44%	)
Income taxes paid	(14.5)	(28.6)	49%
Interest expense	19.9	16.3	22%
Interest paid	(17.1)	(16.1)	(6%	)

Cash from operations before changes in working capital balances	127.6	105.3	21%
Change in working capital balances	0.3	10.7	(97%	)

Cash provided by operating activities	$127.9	$116.0	10%

For the year ended December 31, 2013, Granite generated cash from operations before changes in working capital balances of $127.6 million compared to $105.3 million in the prior year period. The $22.3 million increase is primarily due to the increase in rental revenue of $22.1 million, lower income taxes paid of $14.1 million and a $3.7 million decrease in general and administrative expenses partially offset by $14.2 million of acquisition transaction costs.

The change in working capital balances generated cash of $0.3 million in the year ended December 31, 2013. The main drivers of the change in working capital for the period were a $1.3 million decrease in accounts receivable primarily due to the collection of a receivable related to a completed capital project for a non-Magna tenant partially offset by a $1.1 million decrease in deferred revenue due to timing of rental receipts.

For the year ended December 31, 2012, the change in working capital balances generated cash of $10.7 million primarily due to a $6.4 million increase in accounts payable and other accrued liabilities, primarily related to professional fee accruals related to the REIT conversion and higher incentive pay accruals due to the introduction of an incentive plan in 2012, a $2.9 million decrease in accounts receivable primarily due to lower rent, process related costs and VAT receivables, partially offset by the capital project cost receivable noted above, and a $2.0 million increase in deferred revenue due to timing of rental receipts. These increases were partially offset by a $0.5 million transfer of funds to restricted cash with respect to a construction project.

Investing Activities

Cash used in investing activities for the year ended December 31, 2013 was $253.6 million, which was primarily a result of $247.6 million of cash payments related to acquisitions, investment property additions of $28.9 million and fixed asset additions of $0.7 million partially offset by net proceeds from the disposal of income-producing properties of $16.8 million, proceeds from the Meadows holdback of $5.3 million and $2.6 million in proceeds from an unsecured note receivable. Cash used in investing activities for the year ended December 31, 2012 of $25.3 million was primarily due to investment property additions of $29.8 million and fixed asset additions of $1.8 million, partially offset by proceeds from an unsecured note receivable of $5.0 million and net proceeds of $1.2 million from the disposition of an income-producing property.

Financing Activities

For the year ended December 31, 2013, cash generated by financing activities of $162.1 million was primarily related to $200.0 million of proceeds received on the issuance of the 2018 Debentures, $50.4 million of net borrowings from bank indebtedness, $3.1 million received upon the exercise of stock options and $1.9 million

Granite REIT 2013 21

received from non-controlling interests, partially offset by distribution payments of $90.3 million and $2.8 million of financing costs paid. For the year ended December 31, 2012, net cash outflows from financing activities were $96.0 million, which included $93.8 million of dividend payments, $2.7 million related to the repurchase of common shares and $0.4 million in financing costs paid, partially offset by $1.0 million in proceeds received on the issuance of shares from the exercise of stock options.

Bank and Debenture Financing

Effective on February 1, 2013, the Trust entered into an unsecured senior revolving credit facility in the amount of $175.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2015. However, the Trust has the option to extend the maturity date by one year to February 1, 2016, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $75.0 million with the consent of the participating lenders. Interest on drawn amounts will be calculated based on an applicable margin determined by the Trust's external credit rating. Based on Granite's current credit rating, the Trust would be subject to interest rate margins of up to 1.63% depending on the currency and form of advance. At December 31, 2013, the Trust had $53.2 million (U.S. $50.0 million) drawn under the Granite Credit Facility and $1.2 million in letters of credit issued against the Granite Credit Facility.

In December 2004, Granite issued $265.0 million of 6.05% senior unsecured debentures (the "2016 Debentures"), which are due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount and are guaranteed by Granite and certain of its subsidiaries. The 2016 Debentures rank equally with all of Granite's existing and future unsecured indebtedness. The total outstanding at December 31, 2013 was $263.9 million.

In October 2013, Granite issued at par $200.0 million of the 2018 Debentures which are due October 2, 2018 (see "SIGNIFICANT MATTERS — Series 1 Senior Debentures"). The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite and certain of its subsidiaries. The total outstanding at December 31, 2013 was $198.1 million. At December 31, 2013, all of the 2016 Debentures and the 2018 Debentures remained outstanding.

Also in October 2013, the Trust entered into a cross currency interest rate swap (the "Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and related 4.613% interest payments from the 2018 Debentures to euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million for $200.0 million. As at December 31, 2013, the fair value of the Cross Currency Interest Rate Swap was a net financial liability of $11.0 million.

In connection with the acquisitions of income-producing properties that were completed in February and May 2013, the Trust has two mortgages outstanding totaling $38.8 million (U.S. $36.5 million). The mortgages mature on June 10, 2017 and May 10, 2018, respectively and both bear interest at LIBOR plus 2.5%. Interest rate caps were entered into for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the exposure to interest rate fluctuations to a maximum of 4.0%. The mortgages are recourse to the three investment properties acquired which are pledged as collateral.

In July 2013, the Trust entered into a construction loan (the "Construction Loan") for U.S. $17.0 million relating to the development land purchased in the United States (see "INVESTMENT PROPERTIES"). The Construction Loan bears interest at LIBOR plus 2.25% and matures on July 25, 2016. Proceeds from the Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs, and loan advances will be made based on the value of the work completed. The maximum amount available under the Construction Loan may be increased to U.S. $19.0 million, subject to certain terms and conditions being met. The Trust has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The Construction Loan is secured by a first mortgage lien on the property. At December 31, 2013, $3.3 million (U.S. $3.1 million) had been drawn under the Construction Loan.

22 Granite REIT 2013

At December 31, 2013, the Trust's debt to total equity ratio was 25%. Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At December 31, 2013, the Trust was in compliance with its debt agreements and related covenants.

Credit Ratings

On October 30, 2013, Moody's assigned a rating to the 2016 Debentures, 2018 Debentures as well as the Trust of Baa3 with a positive outlook. On October 1, 2013, DBRS confirmed the BBB rating on the 2016 Debentures and 2018 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Distributions

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income (loss) and cash distributions, in accordance with the guidelines.

(in thousands)	Three Months Ended December 31, 2013	Year Ended December 31, 2013
Net income (loss)	$(2,391)	$145,266

Cash flows from operating activities	$28,069	$127,894
Distributions paid and payable	(25,021)	(98,922)

Cash flows from operating activities over distributions paid and payable	$3,048	$28,972

Distributions declared to stapled unitholders in the three month period ended December 31, 2013 were $25.0 million or 53 cents per stapled unit. Total distributions declared to stapled unitholders in the year ended December 31, 2013 were $98.9 million or $2.11 per stapled unit. Distributions to stapled unitholders were funded from cash from operations.

Net income (loss) prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of Granite have evaluated the effectiveness of the Trust's disclosure controls and procedures, as defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), as of the end of the period covered by the annual filings (as defined in NI 52-109) (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, the Trust's disclosure controls and procedures were effective to ensure that material information relating to Granite and its subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by Canadian and United States securities regulators, the Trust will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the applicable rules.

Granite REIT 2013 23

Management's Report on Internal Control Over Financial Reporting

The Trust's management is responsible for establishing and maintaining internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust. Under the supervision and with the participation of Granite's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Granite's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that Granite's internal control over financial reporting was effective as of December 31, 2013.

Deloitte LLP, an independent registered public accounting firm, who audited the Trust's combined financial statements as at and for the year ended December 31, 2013 and whose report is included in the Trust's annual report for fiscal 2013, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on Granite's internal control over financial reporting as of December 31, 2013. The attestation report precedes the financial statements included in the Trust's annual report for fiscal 2013.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there have been no changes in the Trust's internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Trust's internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite's management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the Trust's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

24 Granite REIT 2013

The Trust has made commitments for future payments of interest and principal on long-term debt, construction and development project costs and certain other costs. At December 31, 2013, future payments, including interest payments, under these contractual obligations were as follows:

		Payments due by year
(in thousands) As at December 31, 2013
	Total	2014	2015	2016	2017	2018	Thereafter
Unsecured debentures	$465,000	$—	$—	$265,000	$—	$200,000	$—
Cross Currency Interest Rate Swap	11,003	—	—	—	—	11,003	—
Secured long-term debt	42,065	217	819	4,214	24,604	12,211	—
Bank indebtedness	53,180	—	53,180	—	—	—	—
Interest expense:
Unsecured debentures, net of Cross Currency Interest Rate Swap	83,726	23,180	23,153	23,153	7,120	7,120	—
Secured long-term debt	3,554	1,046	1,034	1,011	361	102	—
Bank indebtedness	1,037	957	80	—	—	—	—
Operating leases	2,024	433	433	433	219	112	394
Contingent consideration	3,777	—	—	—	—	3,777	—
Construction and development project commitments	8,204	8,204	—	—	—	—	—

	$673,570	$34,037	$78,699	$293,811	$32,304	$234,325	$394

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.1 million and $0.5 million to the years 2049 and 2096, respectively.

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 9, 10 and 23 to the audited combined financial statements and "LIQUIDITY AND CAPITAL RESOURCES".

RELATED PARTY TRANSACTIONS

For a discussion of the Trust's transactions with related parties, please refer to note 21 to the audited combined financial statements for the year ended December 31, 2013.

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 46,944,792 stapled units issued and outstanding. The decrease from the issued and outstanding stapled units of 46,944,821 at December 31, 2013 results from the redemption of 29 stapled units in February 2014.

DISTRIBUTIONS

Granite REIT's monthly distribution to unitholders is currently 18.3 cents per stapled unit, representing, on an annualized basis, $2.20 per stapled unit. Total distributions declared in the year ended December 31, 2013 were $98.9 million. In January and February 2014, Granite REIT declared monthly distributions of 18.3 cents per stapled unit, or $8.6 million, with respect to the one month periods ended January 31, 2014 and February 28, 2014, respectively. The distribution declared in January 2014 was paid on February 14, 2014 and the distribution declared in February 2014 will be paid on March 14, 2014.

Granite REIT 2013 25

TRANSITION TO IFRS — KEY CHANGES

Granite has adopted IFRS effective January 1, 2012, the transition date, and has prepared its opening IFRS balance sheet as at that date. Prior to the adoption of IFRS, the Trust prepared its financial statements in accordance with U.S. GAAP. The nature of the adjustments is described below:

a)
Investment properties — Under U.S. GAAP, investment properties were recorded at cost and depreciated over their estimated useful lives. Under International Accounting Standard 40, Investment Property ("IAS 40"), Granite has elected to measure investment properties at fair value and records changes in fair value in net income during the period of change. In connection with recording investment properties at fair value, deferred leasing commissions, tenant inducements, deferred rent receivable and certain deferred revenue balances are no longer separately recognized under IFRS. The recording of real estate properties at fair value also resulted in adjustments to Granite's deferred tax balances. The adjustments, as a result of implementing the fair value model as at January 1, 2012, were recorded to opening deficit.

b)
Cumulative foreign currency translation differences — IAS 21, The Effects of Changes in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date a subsidiary was formed. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS. In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, Granite elected to reset all cumulative translation differences to zero on transition to IFRS by adjusting amounts through opening deficit.

c)
Trust Units — In conjunction with the REIT conversion, Granite Real Estate Inc.'s common shares were exchanged for stapled units. Under IAS 32, Financial Instruments, equity instruments can be considered a liability if the holder has the right to put the instrument back to the issuer for cash or another financial asset unless certain conditions are met. The attributes of the stapled units meet the exemption conditions set out in IAS 32 and are therefore presented as equity. Notwithstanding the presentation of these units as equity, the aforementioned exception provided for the presentation of the stapled units as equity does not extend to the accounting for unit-based payments. Accordingly, Granite's incentive stock option and executive deferred stapled unit plans, as amended under the REIT conversion, were recorded as liabilities upon conversion to a REIT and are revalued at each interim period.

d)
Income Taxes — Under IFRS, deferred income taxes are recorded for temporary differences arising in respect of assets and liabilities at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on tax rates and laws that have been enacted or substantively enacted by the reporting date. Primarily as a result of the increase to the carrying value of investment properties from the fair value adjustment on transition, an adjustment to the deferred tax liability has been recorded at January 1, 2012. However, as a result of the REIT conversion which was effective January 3, 2013, deferred income tax amounts related to Canadian investment properties have been reversed as an adjustment to deferred income tax expense. The conversion to the REIT did not impact the deferred income tax balances in any other jurisdiction.

As at January 1, 2012, unitholders' equity increased primarily from the fair value increase in investment properties partially offset by the corresponding deferred tax adjustment. In preparing the combined financial statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, the Trust has applied the mandatory exception from full retrospective application under IFRS relating to estimates. Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Trust under U.S. GAAP are consistent with their application under IFRS.

CRITICAL ACCOUNTING ESTIMATES

The preparation of combined financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments

26 Granite REIT 2013

about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates under different assumptions or conditions.

The Trust's significant accounting policies that involve the most judgment and estimate are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2013. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally unique and ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2013. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it, at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. Management also takes into consideration appraisals obtained from time to time from independent qualified real estate valuation experts in order to arrive at its own conclusions on value. The Trust's critical assumptions relating to the estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent property investment prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 5 of the audited combined financial statements for the year ended December 31, 2013 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Granite REIT 2013 27

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws in its operating jurisdictions. These laws can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws, and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimate can result in changes in deferred tax assets or liabilities as reported in the audited combined balance sheets and also the deferred income tax expense in the audited combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

New accounting standards issued but not yet applicable to the combined financial statements for the year ended December 31, 2013 are described below. Granite intends to adopt these standards when they become effective.

Financial Instruments: Presentation IAS 32

There are a number of amendments to IAS 32 Financial Instruments: Presentation ("IAS 32"), relating to offsetting certain assets and liabilities. These amendments are to the application guidance in IAS 32 and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The amendments are effective January 1, 2014. The Trust does not expect the adoption of these amendments to have a significant impact on the combined financial statements.

Levies

In May 2013, IFRIC Interpretation 21 — Levies ("IFRIC 21") was issued which is an interpretation of IAS 37 — Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 clarifies what the obligating event is that gives rise to a levy and when a liability should be recognized. IFRIC 21 is effective for years beginning on or after January 1, 2014 and must be applied retrospectively. Realty taxes payable by the Trust are considered levies and the Trust is currently assessing the potential impact of this standard on its combined financial statements.

Financial Instruments IFRS 9

IFRS 9 Financial Instruments ("IFRS 9") will eventually replace IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") in its entirety. IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is, in cases where the fair value option is taken for financial liabilities, that the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. The effective date for implementation of this standard has not been determined. The Trust has not yet determined the impact of IFRS 9 on its audited combined financial statements.

RISKS AND UNCERTAINTIES

Investing in our stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online at www.sec.gov, each in respect of the year ended December 31, 2013.

28 Granite REIT 2013

SELECTED ANNUAL AND QUARTERLY DATA

Refer to note 1 of the audited combined financial statements for a description of the accounting policies used in the determination of the financial data.

(in thousands, except for per unit/share information) Years ended December 31,	2013	2012(1)	2011(2)
Rental revenue and tenant recoveries	$203,247	$181,115	$180,937

Net income:
Continuing operations	$145,266	$149,827	$57,942
Discontinued operations	—	—	94,449

	$145,266	$149,827	$152,391

Income from continuing operations attributable to stapled unitholders or common shareholders	$145,031	$149,756	$57,942
Add (deduct):
Fair value losses (gains) on investment properties	25,224	(33,343)	—
Fair value losses (gains) on financial instruments	(72)	359	—
Gain on Meadows holdback	(5,143)	—	—
Acquisition transaction costs	14,246	—	—
Loss (gain) on sale of investment properties/real estate properties	1,122	21	(91)
Deferred income taxes	(42,018)	(6,923)	—
Non-controlling interests relating to the above	(105)	(15)	—
Depreciation and amortization	—	—	42,701

FFO	$138,285	$109,855	$100,552

Comparable FFO	$142,505	$109,855	$100,552

Basic income from continuing operations per unit or share attributable to stapled unitholders or common shareholders	$3.09	$3.20	$1.24

Diluted income from continuing operations per unit or share attributable to stapled unitholders or common shareholders	$3.09	$3.20	$1.23

Basic net income per unit or share attributable to stapled unitholders or common shareholders	$3.09	$3.20	$3.25

Diluted net income per unit or share attributable to stapled unitholders or common shareholders	$3.09	$3.20	$3.24

Diluted FFO per stapled unit or share	$2.95	$2.34	$2.14

Diluted comparable FFO per stapled unit or share	$3.04	$2.34	$2.14

Cash distributions or dividends declared	$2.11	$1.99	$0.80

Basic shares outstanding	46,925	46,855	46,888

Diluted shares outstanding	46,949	46,876	46,970

Total Assets	$2,468,633	$2,007,090	$1,245,414

Total Debt	$568,109	$263,589	$263,236

(1)
The amounts for 2012 have been restated for IFRS.

(2)
The amounts for 2011 are reported under U.S. GAAP. As a result of the differing reporting principles used, the data between fiscal years may not be comparable.

Granite REIT 2013 29

Quarter ended	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Total 2013
Rental revenue and tenant recoveries	$48,124	$49,476	$50,969	$54,678	$203,247

Net income (loss)(1)	$94,394	$43,394	$9,869	$(2,391)	$145,266

Net income (loss) attributable to stapled unitholders or common shareholders	$94,291	$43,548	$9,791	$(2,599)	$145,031
Add (deduct):
Fair value losses (gains) on investment properties	(18,734)	(10,927)	25,065	29,820	25,224
Fair value losses (gains) on financial instruments	(495)	643	(4)	(216)	(72)
Gain on Meadows holdback	(5,143)	—	—	—	(5,143)
Acquisition transaction costs	411	382	5,702	7,751	14,246
Loss on sale of investment properties/real estate properties	—	328	—	794	1,122
Deferred income taxes	(36,378)	(2,456)	(3,997)	813	(42,018)
Non-controlling interests relating to the above	54	(260)	(6)	107	(105)

FFO	$34,006	$31,258	$36,551	$36,470	$138,285

Comparable FFO(2)	$34,006	$35,478	$36,551	$36,470	$142,505

Basic and diluted net income (loss) per unit or share attributable to stapled unitholders or common shareholders(1)	$2.01	$0.93	$0.21	$(0.06)	$3.09

Diluted FFO per stapled unit or share	$0.73	$0.67	$0.78	$0.78	$2.95

Diluted comparable FFO per stapled unit or share(2)	$0.73	$0.76	$0.78	$0.78	$3.04

Cash distributions or dividends declared	$0.52	$0.53	$0.53	$0.53	$2.11

Basic shares outstanding	46,882	46,932	46,942	46,942	46,925

Diluted shares outstanding	46,910	46,948	46,948	46,957	46,949

(1)
The results for 2013 include (i) $1.4 million, $0.6 million, $0.3 million and $0.2 million ($1.4 million, $0.6 million, $0.3 million and $0.1 million net of income taxes) in the first, second, third and fourth quarters of advisory costs related to the REIT conversion and related corporate reorganizations, (ii) $0.4 million, $0.4 million, $5.7 million and $7.8 million ($0.4 million, $0.4 million, $4.7 million and $5.9 million net of income taxes) in the first, second, third and fourth quarters of acquisition transaction costs, (iii) $5.1 million ($5.1 million net of income taxes) in the first quarter relating to a gain on the Meadows holdback, (iv) $18.7 million and $10.9 million ($17.4 million and $9.0 million net of income taxes) in the first and second quarters of fair value gains and $25.1 million and $29.8 million ($22.8 million and $25.0 million net of income taxes) of fair value losses in the third and fourth quarters on investment properties, (v) $4.2 million in the second quarter of current tax expense relating to net withholding tax on the repatriation of prior years' earnings from foreign jurisdictions and (vi) a $41.9 million deferred income tax recovery related to the REIT conversion in the first quarter.

(2)
Comparable FFO in the second quarter of 2013 excludes the $4.2 million of net withholding taxes paid with respect to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post REIT conversion.

30 Granite REIT 2013

Quarter ended	Mar 31, 2012(1)	Jun 30, 2012(1)	Sep 30, 2012(1)	Dec 31, 2012(1)	Total 2012(1)
Rental revenue and tenant recoveries	$45,660	$45,455	$44,685	$45,315	$181,115

Net income(2)	$28,259	$41,243	$65,837	$14,488	$149,827

Net income attributable to stapled unitholders or common shareholders	$28,262	$41,204	$65,824	$14,466	$149,756
Add (deduct):
Fair value losses (gains) on investment properties	(1,556)	(22,909)	(50,443)	41,565	(33,343)
Fair value losses (gains) on financial instruments	161	(162)	(225)	585	359
Loss on sale of investment properties/real estate properties	—	—	21	—	21
Deferred income taxes	2,704	10,954	13,964	(34,545)	(6,923)
Non-controlling interests relating to the above	(27)	24	(12)	—	(15)

FFO	$29,544	$29,111	$29,129	$22,071	$109,855

Comparable FFO	$29,544	$29,111	$29,129	$22,071	$109,855

Basic and diluted net income per unit or share attributable to stapled unitholders or common shareholders(2)	$0.60	$0.88	$1.41	$0.31	$3.20

Diluted FFO per stapled unit or share	$0.63	$0.62	$0.62	$0.47	$2.34

Diluted comparable FFO per stapled unit or share	$0.63	$0.62	$0.62	$0.47	$2.34

Cash distributions or dividends declared	$0.49	$0.50	$0.50	$0.50	$1.99

Basic shares outstanding	46,884	46,880	46,824	46,833	46,855

Diluted shares outstanding	46,906	46,896	46,846	46,866	46,876

(1)
The amounts for 2012 have been restated for IFRS.

(2)
The results for 2012 include (i) $0.3 million, $0.8 million, $0.3 million and $0.3 million ($0.2 million, $0.7 million, $0.2 million and $0.2 million net of income taxes) in the first, second, third and fourth quarters respectively, of appraisal, environmental assessment and valuation costs related to income-producing properties, (ii) $1.6 million ($1.2 million net of income taxes) in the fourth quarter of land transfer taxes and associated costs related to the REIT conversion and related corporate reorganizations, (iii) $0.8 million, $0.7 million, $2.6 million and $3.8 million ($0.8 million, $0.7 million, $2.5 million and $2.8 million net of income taxes) in the first, second, third and fourth quarters respectively, of advisory costs related to the REIT conversion and related corporate reorganizations and (iv) $0.3 million ($0.2 million net of income taxes) in the first quarter relating to employee termination costs.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended and the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the Trust's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance

Granite REIT 2013 31

will be achieved. Undue reliance should not be placed on such statements. There can be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio and the expected increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Trust's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2013, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2013 filed with the SEC and available online at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Trust expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements and forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

32 Granite REIT 2013

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